Ken Mooso
Admin 6d ·

Hey guys!

I want to give everyone a heads up as a team; we've decided to use the WeFunder Platform to create an account for crowdfunding. Our mission is so that **anyone can invest**. We felt it was hypocritical if we only sought out investments from the rich; therefore, we will be opening it up to you guys and then to the public. We will be making an early bird offer and posting the link here next week. Anyone that wishes to invest will have the option to invest.

Have a great weekend and a safe, happy fourth!

(Disclosure)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Ken Mooso
Admin 6d ·

$Li more than doubles sales and the stock drops as if